As filed on April 6, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.       General Identifying Information

1.       Reason fund is applying to deregister
(check only one; for descriptions, see Instruction 1 above):

[X]        Merger

[  ] Liquidation

[  ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

[  ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Federated Premier Intermediate Municipal Income Fund

3.       Securities and Exchange Commission File No.: 811-21249

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [      ] Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Federated Hermes Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jennifer Grimm
Federated Hermes Funds

4000 Ericsson Drive
Warrendale, PA 15086-7561
Jennifer.Grimm@FederatedHermes.com
724-720-8837

7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Registrant –

Federated Hermes Funds

4000 Ericsson Drive

Warrendale, PA 15086-7561

Administrator –

Federated Administrative Services

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Investment Adviser –

Federated Investment Management Company

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

Custodian –

The Bank of New York Mellon

240 Greenwich Street

New York, NY 10286

Transfer Agent and Dividend Disbursing Agent –

Computershare Trust Company, N.A.

150 Royall Street
Suite 101

Canton, MA 02021

8.       Classification of fund (check only one):

[X]       Management company;

[     ] Unit investment trust; or

[     ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

[     ] Open-end [X] Closed-end

10.       State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser –

Federated Investment Management Company

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

12.       Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Merrill Lynch, Pierce, Fenner & Smith, Inc.

North Tower

4 World Financial Center

New York, NY 10080

13.       If the fund is a unit investment trust (“UIT”) provide: Not applicable

(a)       Depositor’s name(s) and address(es):

(b)       Trustee’s name(s) and address(es):

14.       Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[     ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [     ] No

If Yes, state the date on which the board vote took place: June 20, 2017

If No, explain:

(b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [     ] No

If Yes, state the date on which the shareholder vote took place: November 14, 2017

If No, explain:

II.       Distributions to Shareholders

16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes [X] No

(a)       If Yes, list the date(s) on which the fund made those distributions:

(b)       Were the distributions made on the basis of net assets?

[ ] Yes [     ] No

(c)       Were the distributions made pro rata based on share ownership?

[ ] Yes [     ] No

(d)       If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)       Liquidations only:
Were any distributions to shareholders made in kind?

[     ] Yes [     ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[X] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Holders of Federated Premier Intermediate Municipal Income Fund preferred shares received the same number of Federated Premier Municipal Income Fund preferred shares as the Federated Premier Intermediate Municipal Income Fund preferred shares they held immediately prior to the reorganization.

18.       Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [     ] No

If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[     ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[     ] Yes [X] No

If Yes,

(a)       Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b)       Why has the fund retained the remaining assets?

(c)       Will the remaining assets be invested in securities?

[     ] Yes [     ] No

21.       Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[     ] Yes [X] No

If Yes,

(a)       Describe the type and amount of each debt or other liability:

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)                 Legal expenses:

(ii)              Accounting expenses:

(iii)            Other expenses (list and identify separately)

Transfer Agent - $14,593.01

Printing and Postage Proxy - $14,728.33

(iv)             Total Expenses (sum of lines (i) – (iii) above):

$29,321.34

(b)       How were those expenses allocated? All expenses were billed to Federated Premier Intermediate Municipal Income Fund.

(c)       Who paid those expenses? Federated Premier Intermediate Municipal Income Fund.

(d)       How did the fund pay for unamortized expenses (if any)? None.

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[     ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

[     ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[     ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26. (a) State the name of the fund surviving the Merger: Federated Premier Municipal Income Fund

(b)       State the Investment Company Act file number of the fund surviving the Merger: 811-21235

(c)       If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Date: October 16, 2017

SEC Accession No.: 0001623632-17-002263

Form Type: 497(c)

(d)       If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Federated Premier Intermediate Municipal Income Fund, (ii) he is the Assistant Secretary of Federated Premier Intermediate Municipal Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ George F. Magera
George F. Magera

Assistant Secretary, Federated Premier Intermediate Municipal Income Fund